UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Completion of Israeli Series D Debenture Offering

On September 17, 2024, Formula Systems (1985) Ltd. (“Formula” or the “Company”) published with the Israeli Securities Authority (the “ISA”) and the Tel Aviv Stock Exchange (the “TASE”) a shelf offering report with respect to its new series of debentures— the Series D Debentures— that it offered in Israel, and on September 17 and 19, 2024, Formula reported the conclusion and results of the institutional and public, respectively, bid processes for that debenture offering (the “Offering”).

Formula effected the Offering pursuant to the foregoing shelf offering report and in accordance with Formula’s shelf prospectus filed with the ISA and TASE on September 21, 2022, which, as extended, expires on September 21, 2025. The new Series D Debentures offered by Formula in the Offering are secured by liens on certain number of shares of the Company’s publicly-traded subsidiaries (traded on Nasdaq and/or the TASE) that are held by the Company, and the Series D Debentures will be listed for trading on the TASE only.

In accordance with customary Israeli practice and the Israeli Securities Law and regulations, the Offering was conducted via a two stage bidding process in which institutional investors and public investors submitted bids as to the most favorable terms that they were willing to provide to the Company. A total of 187,500,000 New Israeli Shekels (“NIS”) par value of the Series D Debentures was offered in the Offering, in units of debentures comprised of NIS 1,000 par value each, at a price of NIS 1,000 per unit.

Based on the results of both sets of bids, the Company received orders for a total amount of NIS 150,319,000 par value of the Series D Debentures in the Offering, of which NIS 150,000,000 was ordered by institutional investors and NIS 319,000 was ordered by public investors. Because the shelf offering report limited the maximum amount of Series D Debentures that could be issued and sold in the Offering to par value NIS 150,000,000, the Company issued and sold that NIS 150,000,000 par value amount of Series D Debentures to the purchasing investors in a pro rata manner, based upon the amounts they had ordered, with each investor receiving 99.79% of the amount of debentures it had ordered.

As a result of the bidding process in the Offering, interest will accrue on each Series D Debenture unit at a fixed annual rate equal to 5.68%, which will be paid out on a semi-annual basis, beginning on December 1, 2024 and then on June 1 and December 1 of each of 2025 through 2034. The principal amount of the Series D Debentures will be payable by Formula in eight annual installments on December 1 of each of 2027 through 2034, the first seven of which will each constitute 12% of the principal, and the eighth and final of which will constitute the remaining 16% of the principal.

The immediate gross proceeds received by the Company from the issuance of the Series D Debentures was NIS 150 million, in the aggregate. The Company intends to use the proceeds from the Offering for general corporate purposes, which may include refinancing outstanding debt, financing its operating and investment activities, financing further investments in its subsidiaries, affiliated companies or additional companies and future acquisitions (if any) , subject in each case to the discretion of Formula’s board of directors from time to time.

The public offering of the Series D Debentures was made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act), and was exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder. The sale of the Series D Debentures will not be registered under the Securities Act, and such debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This Report of Foreign Private Issuer on Form 6-K shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Series D Debentures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: September 19, 2024	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

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